Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Issuer of securities registered in the Securities Registry

Santiago, July 17, 2024

Mrs.

Solange Bernstein Jáuregui

President

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449

Present

Ref.:	Communicates MATERIAL FACT

From my consideration:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and with General Rule No. 30, both of the Financial Market Commission, duly empowered to this effect, I inform the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Company”):

1.	As reported through material facts dated April 3, 2024, July 2, 2024, and July 17th, 2024:

a)	The Company is currently in the process of reopening and relisting its ADR program on the New York Stock Exchange (the “Relisting of the ADR Program”); and

b)	The preference of the Company continues to be that the Relisting of the ADR Program takes place concurrently with the first secondary sale under the registration rights agreement (“RRA”) granted in the context of the emergence from the reorganization proceeding under Chapter 11 of Title 11 of the United States Code (the “First Secondary Sale under the RRA”).

2.	Although the Company does not have certainty about the date on which the First Secondary Sale under the RRA and the Relisting of the ADR Program could take place, on this date:

a)	The Company will submit to the Securities and Exchange Commission of the United States of America (the “SEC”) the prospectuses and other filings required by the SEC regulations in order to make progress in the potential First Secondary Sale under the RRA (namely, (i) Form F-3, (ii) preliminary prospectus supplement to Form F-3, (iii) MD&A 6-K, and (iv) Form 8-A). Hereafter, these filings will be referred to as the “SEC Filings”; and

b)	The respective roadshow will commence.

The foregoing, as stated in the material fact dated July 17th, 2024, is notwithstanding that the shareholders who requested the First Secondary Sale under the RRA may withdraw their request until the corresponding underwriting agreement is signed.

3.	As advised by the external legal advisors of the Company in the United States of America, when carrying out a primary or secondary placement of shares of a company is proposed following the completion of a fiscal quarter, it is expected, and indeed customary, for the respective company to publicly disclose certain preliminary financial information regarding that quarter. In such cases, Regulation G and Item 10(e) of Regulation S-K under the U.S. Securities Act of 1933 require the respective company to make certain additional disclosures related to non-GAAP and non-IFRS financial measures (the “Additional Financial Metrics”).

In order for the SEC filings to comply with the above, such filings must also include, among other things: (i) the most directly comparable GAAP or IFRS financial measures; and (ii) a quantitative reconciliation to the nearest GAAP or IFRS financial measure for the historical Additional Financial Metrics.

4.	Given the aforementioned paragraph, since the SEC Filings will be made only a few days after the close of the second quarter, which ended on June 30, 2024, the SEC Filings include certain financial information regarding the end of that quarter. A copy of this information is attached to this material fact as Appendix A.

5.	The financial information related to the second quarter of 2024 disclosed herein is in the process of being audited, has a limited scope, and therefore may be subject to adjustments in connection with the regulatory process of preparing the Company’s quarterly financial statements (including, as applicable, due to external or facts, our internal review or the review by our external auditors). The quarterly financial statements for the second quarter of 2024 will be disclosed as previously informed on August 7.

This financial information does not constitute nor replace in any way the submission of the corresponding financial statements to the Financial Market Commission and the market, regarding the content requirements, procedures, and deadlines for submission stipulated by said Service in the current regulations.

The Company will keep its shareholders and the market in general informed about the progress of the Relisting of the ADR Program.

Without further ado, yours sincerely,

Ramiro Alfonsín B.
CFO
LATAM Airlines Group S.A.

c.c.:	- Santiago Stock Exchange
- Chile Electronic Stock Exchange

Appendix A

Cautionary Statement Regarding the Preliminary Results for the Three-Month and Six-Month Periods Ended June 30, 2024

The results for the three-month and six-month periods ended June 30, 2024 are preliminary, have a limited scope, are unaudited and subject to completion, reflect our management’s current views and may change, including as a result of our management’s review of results of operations, the regulatory procedures to be undertaken by the Company in the preparation of its quarterly financial statements, including, as applicable, due to external or subsequent facts, internal review and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results for the three-month and six-month periods ended June 30, 2024, are subject to the finalization and closing of our accounting books and records (which have yet to be performed) and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that these preliminary results for the three-month and six-month periods ended June 30, 2024, are not guarantees of future performance or outcomes and remain subject to risks and uncertainties, including those disclosed in our 2023 Annual Report and 20-F.

You should read this information together with our consolidated financial statements published and the operating data and financial information contained herein.

These preliminary results have been prepared by and are the sole responsibility of our management. PricewaterhouseCoopers Consultores Auditores Compañía Limitada has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers Consultores Auditores Compañía Limitada does not express an opinion or any other form of assurance with respect thereto.

The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements to the CMF and the market, in terms of their content requirements, applicable procedures and deadlines of submission pursuant to the CMF requirements in accordance with current regulations and, therefore, covers a limited period of time and may be subject to material changes as the year progresses and in accordance with the regular process of preparation of our financial statements.

Preliminary Unaudited Results for the Three-Month and Six-Month Periods Ended June 30, 2024

The table below sets forth our preliminary consolidated financial information for the three-month period ended June 30, 2024, including a reconciliation of our expected Adjusted EBITDAR and Adjusted EBITDAR Margin for the three-month period ended June 30, 2024 to expected net income for such period. As of the date of this prospectus supplement, our financial results for the three-month period ended June 30, 2024 are not yet finalized and are subject to change.

We use Adjusted EBITDAR to facilitate operating performance comparisons from period to period. Adjusted EBITDAR, along with the associated margin, are supplemental measures of our performance that are not required by, or presented in accordance with, IFRS Accounting Standards. Adjusted EBITDAR and Adjusted EBITDAR Margin are not measurements of our financial performance under IFRS and should not be considered as an alternative to net income or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of our cash flow or liquidity. In the context of LATAM’s filing of an automatic shelf registration statement on Form F-3 and the accompanying F-3 Prospectus Supplement with the SEC as part of a registered offering, and in order to more closely align with the SEC guidelines governing the matter, LATAM has decided to adjust the methodology used in the prospectus supplement for calculating the EBIT and EBITDA non-GAAP measures. For the avoidance of doubt, this does not indicate any errors or mistakes in previous calculations and releases of these metrics nor in its financial statements and accounting reporting generally. Following this adjustment, the financial metrics presented in this material fact will not be directly comparable with the financial metrics figures previously reported in the Company’s publications.

In LATAM’s previous publications, the EBIT and EBITDA measures excluded costs associated with foreign exchange fluctuations, restructuring activities, indexation costs, and others incorporated in the line item “other income (expenses).” However, with the revised methodology adopted, consistent with SEC guidelines, the EBIT and EBITDA calculations now include these accounts. Going forward, LATAM will utilize this revised methodology in the Company’s publications.

Three Month Period Ended June 30, 2024 (unaudited) (approx., in U.S.$ millions, except percentages)
Net income for the period	~144
Financial costs	~186
Financial income	~(31)
Income tax benefit / (expense)	~11
Depreciation and amortization	~345
EBITDA	~655
EBITDA Margin	~21.7%
Other gains / (losses)(a)	~(3)
Foreign exchange gains/(losses)	~(45)
Result of indexation units	~(7)
Employee Compensation associated with Corporate Incentive Plan	~16
Adjusted EBITDA	~615
Aircraft rentals expense(b)	~1
Adjusted EBITDAR	~616
Adjusted EBITDAR Margin	~20.4%
Total Operating Revenue	~3,015

(a)	Includes contingencies related to non-current operations and the effects of non recurring fleet transactions.

(b)	Correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its Aircraft Lease Contracts to include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

During the second quarter 2024, the financial performance in revenues and costs were generally in line with the Company’s forecasts and guidance. Net income for the second quarter 2024 was approximately US$144 million and net income for the first six months of the year reached approximately US$400 million.

The table below sets forth our expected preliminary consolidated financial information for the three-month period ended June 30, 2024 and our financial information for the three-month period ended June 30, 2023, including a reconciliation of Adjusted EBITDAR and Adjusted EBITDAR Margin to net income for each period. As of the date of this prospectus supplement, our financial results for the three-month periods ended June 30, 2024 are not yet finalized and are subject to change.

	Three-Month Periods Ended June 30, (unaudited)
	2024 (approx.)	2023	Variation
	(in U.S.$ millions, except percentages)
Net income for the period	~144	144	(0.2)%
Financial costs	~186	173	7.6%
Financial income	~(31)	(45)	(32.0)%
Income tax benefit / (expense)	~11	3	293.8%
Depreciation and amortization(a)	~345	287	20.0%
EBITDA	~655	562	16.5%
EBITDA Margin	~21.7%	21.0%	0.7	pp
Other gains / (losses)(b)	~(3)	1	(324.4)%
Foreign exchange gains/(losses)(c)	~(45)	(46)	(2.3)%
Result of indexation units	~(7)	(1)	529.0%
Employee Compensation associated with Corporate Incentive Plan	~16	19	(18.5)%
Adjusted EBITDA	~615	535	15.0%
Aircraft rentals expense(d)	~1	23	(95.7)%
Adjusted EBITDAR	~616	559	10.3%
Adjusted EBITDAR Margin	~20.4%	20.9%	(0.4	)pp
Total Operating Revenue	~3,015	2,676	12.7%

(a)	Shows an increase due to higher operation and fleet renovation.
(b)	Includes contingencies related to non-current operations and the effects of non recurring fleet transactions.
(c)	Mainly generated by Chilean Peso and Real devaluations.
(d)	Correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its Aircraft Lease Contracts to include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

The table below sets forth our expected preliminary consolidated financial information for the six-month period ended June 30, 2024 and our financial information for the six-month period ended June 30, 2023, including a reconciliation of expected or actual Adjusted EBITDAR and Adjusted EBITDAR Margin to expected or actual net income for each period. As of the date of this prospectus supplement, our financial results for the six-month periods ended June 30, 2024 are not yet finalized and are subject to change.

	Six-Month Periods Ended June 30, (unaudited)
	2024 (approx.)	2023	Variation
	(in U.S.$ millions, except percentages)
Net income for the period	~404	265	52.3%
Financial costs	~377	337	12.0%
Financial income	~(62)	(63)	(1.5)%
Income tax benefit / (expense)	~26	(4)	(739.5)%
Depreciation and amortization	~678	565	19.8%
EBITDA	~1,422	1,100	29.3%
EBITDA Margin	~22.4%	20.1%	2.4	pp
Other gains / (losses)(a)	~43	21	104.5%
Foreign exchange gains/(losses)	~(85)	(63)	33.3%
Result of indexation units	~(8)	(1)	971.1%
Employee Compensation associated with Corporate Incentive Plan	~36	28	32.1%
Adjusted EBITDA	~1,410	1,085	30.0%
Aircraft rentals expense(b)	~2	47	(95.2)%
Adjusted EBITDAR	~1,412	1,132	24.7%
Adjusted EBITDAR Margin	~22.3%	20.6%	1.6	pp
Total Operating Revenue	~6,336	5,482	15.6%

(a)	Includes contingencies related to non-current operations and the effects of non recurring fleet transactions.
(b)	Correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its Aircraft Lease Contracts to include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).